Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cushman & Wakefield plc:

We consent to the use of our report dated July 23, 2018, except for Note 20, as to which the date is July 25, 2018 with respect to the consolidated balance sheets of Cushman & Wakefield plc and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

July 25, 2018